Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES CHANGES TO ITS BOARD OF
DIRECTORS
Luxembourg - June 29, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC; the “Company”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that on June 28, 2017, Mr. Claus von Hermann and Mr. Andrew Sweet resigned as directors of the Company. The resignation of each of Mr. von Hermann and Mr. Sweet reflects the reduced shareholdings of Kinove Luxembourg Holdings 1 Sarl in the Company after the secondary offering of OEC shares into the public market carried out at the end of March 2017. The Company thanks both gentlemen for their successful contributions and dedicated service on the Company’s board since its foundation in 2014.
On June 29, 2017, the board of directors of the Company appointed Mr. Marc Faber as a director of the Company to fill one of the vacancies created by the resignation of Messrs. von Hermann and Sweet in accordance with Section 17.5 of the Company’s articles of association.
About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,483 employees worldwide. For more information please visit our website www.orioncarbons.com.
Contact
Orion Engineered Carbons S.A. Investor Relations
Diana Downey, +1 832 445-3880
Investor-Relations@orioncarbons.com